Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Bitfarms Ltd. of our report dated March 26, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-272989) and Form S-8 (File No. 333-278868 and File No. 333-285894) of Bitfarms Ltd. of our report dated March 26, 2025 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2025